UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street	1 Place Ville Marie
Royal Bank Plaza	Montreal, Quebec
Toronto, Ontario	Canada H3C 3A9
Canada M5J 2J5	Attention: Senior Vice-President,
Attention: Senior Vice-President,	Associate General Counsel
Associate General Counsel	& Secretary
& Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K, management’s discussion and analysis and unaudited interim condensed consolidated financial statements included in exhibit 99.2, and exhibit 99.3 hereto are incorporated by reference as exhibits into the Registration Statement on Form F-3 (File No. 333-227001) and the Registration Statements on Form S-8 (File Nos. 333-12036, 333-12050, 333-13052, 333-13112, 333-14144, 333-110953, 333-117922, 333-178350, 333-207754, 333-207750, 333-207748 and 333-211680).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: August 21, 2019	By:	/s/ Rod Bolger
	Name:	Rod Bolger
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Quarter 2019 Earnings Release

99.2	Third Quarter 2019 Report to Shareholders (which includes management’s discussion and analysis and unaudited interim condensed consolidated financial statements)

99.3	Industry Guide 3 – Return on Equity and Assets Ratios

Rule 13a-14(a)/15d-14(a) Certifications

31.1	- Certification of the Registrant’s Chief Executive Officer

31.2	- Certification of the Registrant’s Chief Financial Officer

Interactive Data Files

101.INS	- XBRL Instance Document

101.SCH	- XBRL Taxonomy Extension Schema Document

101.CAL	- XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	- XBRL Taxonomy Extension Label Linkbase Document

101.PRE	- XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	- XBRL Taxonomy Extension Definitions Linkbase Document